Exhibit (a)(5)(iv)

PRESS RELEASE	SOURCE:	First Trust/Aberdeen Global Opportunity Income Fund

FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND ANNOUNCES FINAL RESULTS OF TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) – FEBRUARY 16, 2021 - First Trust/Aberdeen Global Opportunity Income Fund (NYSE: FAM) (the “Fund”) today announced the final results of the tender offer it conducted.

As previously announced, the Fund conducted a tender offer for up to 20% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share as determined as of the close of the regular trading session of the NYSE on February 16, 2021 (the “Valuation Date”). The Fund’s tender offer, which expired at 5:00 p.m. New York City time on Friday, February 12, 2021, was oversubscribed.

Since the Fund’s tender offer was oversubscribed, the Fund will purchase 20% of its outstanding common shares on a pro-rata basis based on the number of shares properly tendered (Pro-Ration Factor). The final results of the tender offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price (98% of NAV on Valuation Date)	Number of Outstanding Shares after Tender Offer
5,450,859	2,534,207	46.50%	$$10.7604	10,136,829

The Fund will purchase the common shares that it has accepted for payment as promptly as practicable. Shareholders who have questions regarding the tender offer should contact their financial advisors or should call Georgeson LLC, the Fund’s information agent for the tender offer, at: (888) 680-1528.

The Fund is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, the Fund seeks capital appreciation. The Fund pursues these investment objectives by investing in the world bond markets through a diversified portfolio of investment grade and below-investment grade government and corporate debt securities.

First Trust Advisors L.P., the Fund’s investment advisor, along with its affiliate, First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management and financial advisory services, with collective assets under management or supervision of approximately $174 billion as of January 31, 2021 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts.

Aberdeen Standard Investments Inc. (“ASII”) serves as the Fund’s investment sub-advisor. ASII is an indirect wholly-owned subsidiary of Standard Life Aberdeen plc. Aberdeen Standard Investments is the brand name for the asset management group of Standard Life Aberdeen plc, managing a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking statements. Actual results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.

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CONTACT:   Jim Dykas – (630) 517-7665

SOURCE:      First Trust/Aberdeen Global Opportunity Income Fund